UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-35224

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Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Changes to Board Committee Composition

Xunlei Limited (Nasdaq: XNET) (the “Company”) announces changes to the composition of its compensation committee (the “Compensation Committee”) and corporate governance and nominating committee (the “Nominating Committee”).

The chairman and the chief executive officer of the Company, Mr. Jinbo Li, has been appointed as a member and the chairman of the Compensation Committee to replace Mr. Chuan Wang, the former chairman of the Compensation Committee and chairman of the Board.

The director and the chief operating officer of the Company, Mr. Raymond Weimin Luo, has been appointed as a member and the chairman of the Nominating Committee to replace Mr. Feng Hong, a former chairman of the Nominating Committee and a director of the Company.

After these composition changes, both the Compensation Committee and the Nominating Committee are comprised of a majority of independent directors. The Company will continue to rely on home country practice exemption available to a foreign private issuer regarding the composition of its board committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: April 27, 2020